Exhibit 99.1

SINA Reports First Quarter 2018 Unaudited Financial Results

BEIJING, China—May 9, 2018—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2018.

“We had a good start to the year 2018.” said Charles Chao, Chairman and CEO of SINA. “Weibo delivered robust growth of revenues and profit on the back of greater user scale, stronger platform effect and improved monetization efficiency. Weibo continue to benefit from ad budget shift toward social, mobile and video features which the platform combines.” said Mr. Chao. “SINA portal business demonstrated its recovery trend with progress achieved in mobile monetization of SINA media properties.” Mr. Chao added.

Adoption of New Revenue Guidance

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting method under Topic 605 (‘Old Basis’). The New Basis requires the presentation of value added tax (‘VAT’) recognized in revenues from “gross” to “net”, which results in equal decrease in revenues and cost of revenues, and recognition of revenues and expenses at fair value for advertising barter transactions (‘Barter Transaction’).

The Company recorded a net reduction to opening retained earnings of $0.3 million resulting from Barter Transaction as of January 1, 2018 due to the cumulative impact of adopting ASC 606.

Adoption of the standards related to revenue recognition which impacted the Company’s current period reported results are as follows:

	Three months ended March 31, 2018
	Adjustments
	Old Basis ASC 605 [1]	VAT	Barter Transaction	New Basis ASC 606 [2]
	($ In thousands, except for percentage)
Net revenues	456,101	(25,161)	9,812	440,752
- Portal	96,091	(5,267)	82	90,906
- Weibo	360,047	(19,894)	9,730	349,883
Cost of revenues	133,868	(25,161)	—	108,707
Operating expenses	246,006	—	12,750	258,756
- Sales and marketing	126,937	—	12,750	139,687
Income from operations	76,227	—	(2,938)	73,289
Gross margin	70.6%			75.3%
Operating margin	16.7%			16.6%

Note 1. This financial information for the three months ended March 31, 2018 is presented under ASC Topic 605.

Note 2. This financial information for the three months ended March 31, 2018 is presented under ASC Topic 606.

First Quarter 2018 Highlights

•          Both net revenues and non-GAAP net revenues increased 59% year-over-year to $440.8 million and $438.1 million, respectively.

•          Advertising revenues increased 61% year-over-year to $367.1 million.

•          Non-advertising revenues increased 47% year-over-year to $73.7 million. Non-GAAP non-advertising revenues increased 50% year-over-year to $71.1 million.

•          Income from operations increased 63% year-over-year to $73.3 million. Non-GAAP income from operations increased 49% year-over-year to $94.6 million.

•          Net income attributable to SINA was $28.7 million, or $0.38 for diluted net income per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $35.2 million, or $0.47 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

First Quarter 2018 Financial Results

For the first quarter of 2018, SINA reported net revenues of $440.8 million, an increase of 59% compared to $278.1 million for the same period last year. Non-GAAP net revenues for the first quarter of 2018 were $438.1 million, an increase of 59% compared to $275.5 million for the same period last year.

Advertising revenues for the first quarter of 2018 were $367.1 million, an increase of 61% compared to $228.0 million for the same period last year. The year-over-year growth in advertising revenues was mainly resulted from an increase of $133.7 million, or 79% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the first quarter of 2018 were $73.7 million, an increase of 47% compared to $50.1 million for the same period last year. Non-GAAP non-advertising revenues for the first quarter of 2018 were $71.1 million, an increase of 50% compared to $47.5 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly driven by the increase of revenues from Weibo gaming and membership service, and revenues derived from SINA fin-tech businesses.

Gross margin for the first quarter of 2018 was 75%, compared to 69% for the same period last year. Advertising gross margin for the first quarter of 2018 was 77%, compared to 70% for the same period last year. Non-advertising gross margin for the first quarter of 2018 was 65%, compared to 62% for the same period last year. The increases in both advertising and non-advertising gross margin were a direct result of the adoption of ASC 606.

Operating expenses for the first quarter of 2018 totaled $258.8 million, compared to $146.5 million for the same period last year. Other than the inclusion of marketing expense related to Barter Transactions under ASC Topic 606 as illustrated above, the increase in operating expenses was primarily due to the increase in sales and marketing expenses incurred for marketing campaigns and step-up of user acquisition costs for Weibo and SINA News application, as well as the increase in product and development expenses in relations to personnel-related costs. Non-GAAP operating expenses for the first quarter of 2018 totaled $237.3 million, compared to $127.4 million for the same period last year.

Income from operations for the first quarter of 2018 was $73.3 million, an increase of 63% compared to $45.0 million for the same period last year. Operating margin was 17%, up from 16% for the same period last year. Non-GAAP income from operations for the first quarter of 2018 was $94.6 million, an increase of 49% compared to $63.7 million for the same period last year. Non-GAAP operating margin was 22%, slightly down from 23% for the same period last year.

Non-operating income for the first quarter of 2018 was $22.6 million, compared to a non-operating income of $30.3 million for the same period last year. Non-operating income for the first quarter of 2018 included (i) a $17.1 million net interest and other income; (ii) a $7.2 million net gain on sale of investments, fair value changes and impairment on investments, which is excluded under non-GAAP measure; and (iii) a $1.8 million loss pick-up from equity-method investments, which is reported one quarter in arrears and is mainly resulted from the loss pick-up related to the Company’s investment in Leju Holding Limited (“Leju”). Non-operating income for the first quarter of 2017 included (i) a $15.9 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure; (ii) a $5.0 million of dividend income from certain investments and an interest income of $6.2 million; and (iii) a $3.1 million earnings pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, and mainly resulted from earnings pick-up from the Company’s investment in Tian Ge Interactive Holdings Limited.

Income tax expenses for the first quarter of 2018 were $18.8 million, compared to $13.8 million for the same period last year. The increase was primarily attributable to higher profitability with a relatively stable tax rates in our PRC operation.

Net income attributable to SINA’s ordinary shareholders for the first quarter of 2018 was $28.7 million, compared to $38.5 million for the same period last year. Diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2018 was $0.38, compared to $0.52 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the first quarter of 2018 was $35.2 million, compared to $37.6 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the first quarter of 2018 was $0.47, compared to $0.50 for the same period last year.

As of March 31, 2018, SINA’s cash, cash equivalents and short-term investments totaled $3.4 billion, at similar level compared to the cash balance as of December 31, 2017. For the first quarter of 2018, net cash provided by operating activities was $54.9 million, capital expenditures totaled $36.2 million, and depreciation and amortization expenses amounted to $9.5 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP  reconciling items on the share of equity method investments, gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, and income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.

Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 8:10 a.m. — 8:40 a.m. Eastern Time on May 9, 2018 (or 8:10 p.m. — 8:40 p.m. Beijing Time on May 9, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	4788917

A replay of the conference call will be available through morning Eastern Time May 17, 2018. The dial-in number is +61 2 9003 4211. The passcode for the replay is 4788917.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2017 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2018	2017	2017
Net revenues (1):
Advertising	$367,081	$227,999	$424,756
Non-advertising	73,671	50,066	78,982
	440,752	278,065	503,738
Cost of revenues (1)(2):
Advertising	83,115	67,668	99,858
Non-advertising	25,592	18,904	26,812
	108,707	86,572	126,670
Gross profit	332,045	191,493	377,068

Operating expenses:
Sales and marketing (1)(2)	139,687	68,083	143,020
Product development (2)	85,137	54,420	78,977
General and administrative (2)	33,932	24,023	26,421
	258,756	146,526	248,418
Income from operations	73,289	44,967	128,650

Non-operating income:
Earning (Loss) from equity method investments, net	(1,772)	3,143	(2,843)
Gain on sale of investments, fair value changes and impairment on investments, net (3)	7,226	15,883	(740)
Interest and other income, net	17,098	11,233	11,244
	22,552	30,259	7,661

Income before income taxes	95,841	75,226	136,311
Income tax expense	(18,750)	(13,826)	(17,160)

Net income	77,091	61,400	119,151
Less: Net income attributable to non-controlling interests	48,397	22,876	73,787

Net income attributable to SINA’s ordinary shareholders	$28,694	$38,524	$45,364

Basic net income per share	$0.40	$0.54	$0.63
Diluted net income per share (4)	$0.38	$0.52	$0.60

Shares used in computing basic net income per share	71,440	70,959	71,516

Shares used in computing diluted net income per share	74,036	73,409	74,213

(1)   On January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective method,which means that prior periods amount will be reported on a historical basis and amounts for 2018 are reported on the new basis. Under the new accounting standard, the main impact to the Company is that it now reports revenue net of value added tax and recognizes revenues and expenses at fair value for advertising barter transactions.

(2) Stock-based compensation in each category:
Cost of revenues	$2,541	$2,230	$2,145
Sales and marketing	4,880	4,583	5,370
Product development	7,487	6,990	6,432
General and administrative	7,408	7,387	8,237

(3)   The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings.  For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings.

(4)  Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1,186,509	$1,990,552
Short-term investments	2,251,930	1,381,991
Restricted cash	197,819	216,151
Accounts receivable, net	321,864	285,681
Prepaid expenses and other current assets	240,915	228,238
Subtotal	4,199,037	4,102,613

Property and equipment, net	273,460	262,676
Goodwill and intangible assets, net	105,426	104,207
Long-term investments (1)	1,370,652	1,288,816
Other assets	70,892	57,082
Total assets	$6,019,467	$5,815,394

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$153,884	$130,431
Amount due to customers	197,819	216,151
Accrued expenses and other current liabilities	438,358	446,779
Short-term bank loan	93,382	89,309
Convertible debt	153,085	153,092
Deferred revenues	151,857	134,580
Income taxes payable	123,727	102,458
Subtotal	1,312,112	1,272,800

Convertible debt	881,018	879,983
Long-term deferred revenues	51,668	54,372
Other long-term liabilities	8,811	8,510
Total liabilities	2,253,609	2,215,665

Shareholders’ equity
SINA shareholders’ equity (1)	2,937,920	2,846,842
Non-controlling interests	827,938	752,887
Total shareholders’ equity	3,765,858	3,599,729

Total liabilities and shareholders’ equity	$6,019,467	$5,815,394

(1) The Company adopted ASU 2016-1, Classification and Measurement of Financial Instruments beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company will measure long-term investments other than equity method investments at fair value through earnings.  For those investments without readily determinable fair values, the Company will elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments will be reported in current earnings. The cumulative impact arising from the adoption was a credit to retained earnings as of January 1, 2018 of $49.0 million.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2018	2017	2017

Net revenues
Portal:
Portal Advertising	$64,132	$59,791	$95,319
Other	26,774	20,162	33,842
Subtotal	90,906	79,953	129,161

Weibo:
Advertising and marketing	302,949	169,297	332,305
Weibo VAS	46,934	29,904	45,140
Subtotal	349,883	199,201	377,445

Elimination	(37)	(1,089)	(2,868)
	$440,752	$278,065	$503,738

Cost of revenues
Portal:
Portal Advertising	$29,373	$27,482	$35,647
Other	16,469	12,702	19,180
Subtotal	45,842	40,184	54,827

Weibo	62,902	46,450	72,005

Elimination	(37)	(62)	(162)
	$108,707	$86,572	$126,670

Gross margin
Portal	50%	50%	58%
Weibo	82%	77%	81%
	75%	69%	75%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2018				March 31, 2017				December 31, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$367,081			$367,081	$227,999			$227,999	$424,756			$424,756
Non-advertising revenues	73,671	(2,609	) (a)	71,062	50,066	(2,609	) (a)	47,457	78,982	(2,609	) (a)	76,373
Net revenues	$440,752	$(2,609)		$438,143	$278,065	$(2,609)		$275,456	$503,738	$(2,609)		$501,129

		(2,609	) (a)			(2,609	) (a)			(2,609	) (a)
		2,541	(b)			2,230	(b)			2,145	(b)
Gross profit	$332,045	$(68)		$331,977	$191,493	$(379)		$191,114	$377,068	$(464)		$376,604

		(19,775	) (b)			(18,960	) (b)			(20,039	) (b)
		(1,635	) (c)			(155	) (c)			(1,535	) (c)
Operating expenses	$258,756	$(21,410)		$237,346	$146,526	$(19,115)		$127,411	$248,418	$(21,574)		$226,844

		(2,609	) (a)			(2,609	) (a)			(2,609	) (a)
		22,316	(b)			21,190	(b)			22,184	(b)
		1,635	(c)			155	(c)			1,535	(c)
Income from operations	$73,289	$21,342		$94,631	$44,967	$18,736		$63,703	$128,650	$21,110		$149,760

		(2,609	) (a)							(2,609	) (a)
		22,316	(b)			(2,609	) (a)			22,184	(b)
		1,635	(c)			21,190	(b)			1,535	(c)
		(451	) (d)			155	(c)			1,503	(d)
		(7,226	) (e)			224	(d)			740	(e)
		(8,183	) (f)			(15,883	) (e)			(9,197	) (f)
		1,035	(g)			(5,494	) (f)			690	(g)
		21	(h)			1,472	(h)			(253	) (h)
Net income attributable to SINA’s ordinary shareholders	$28,694	$6,538		$35,232	$38,524	$(945)		$37,579	$45,364	$14,593		$59,957

Diluted net income per share *	$0.38			$0.47	$0.52			$0.50	$0.60			$0.79

Shares used in computing diluted net income per share	74,036	—		74,036	73,409	—		73,409	74,213	—		74,213

Gross margin - advertising	77%	1%		78%	70%	1%		71%	76%	1%		77%
Gross margin - non-advertising	65%	-1%		64%	62%	-2%		60%	66%	-1%		65%
Operating margin	17%	5%		22%	16%	7%		23%	26%	4%		30%

(a)  To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)  To exclude stock-based compensation.

(c)  To adjust amortization of intangible assets.

(d)  To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)  To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.

(f)  To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(g)  To exclude the amortization of convertible debt issuance cost.

(h)  To exclude the provision (benefit) for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

*               Net income attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	March 31, 2018			March 31, 2017			December 31, 2017
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$584			$320			$881
To exclude amortization of intangible assets resulting from business acquisitions		1,123			102			1,177
To exclude (gain) loss on disposal and impairment on investments, net		1,669			(321)			848
To exclude (gain) loss resulting from the fair value changes in investments, net		(3,339)			39			(1,426)
To exclude tax impacts related to amortization of intangible assets		(178)			(21)			(178)
Earning (Loss) from equity method investments, net	$(2,082)	$(141)	$(2,223)	$3,248	$119	$3,367	$(2,642)	$1,302	$(1,340)
Share of amortization of equity investments’ intangibles not on their books	224	(224)	—	(125)	125	—	(253)	253	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	86	(86)	—	20	(20)	—	52	(52)	—
	$(1,772)	$(451)	$(2,223)	$3,143	$224	$3,367	$(2,843)	$1,503	$(1,340)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.